CUSIP No. 808905103           13D
------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 1)

                                 SCIOS INC.
                         --------------------------
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
                 -----------------------------------------
                      (Title of Class of Securities)

                                 808905103
                        --------------------------
                               (CUSIP Number)

                            Third Security, LLC
                             The Governor Tyler
                             1902 Downey Street
                          Radford, Virginia 24141
                      Attention: Marcus E. Smith, Esq.
                               (540) 731-3344
             --------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              December 2, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /__/



                        Page 1 of 19 Pages



CUSIP No. 808905103           13D
------------------------------------------------------------------------------


      This Amendment No. 1 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated July 20, 1999 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

            On December 2, 1999, the Reporting Persons delivered a letter to the Secretary of the Issuer, notifying the Issuer that the Reporting Persons intend to nominate for election as directors at the Issuer's 2000 Annual Meeting of Stockholders the persons listed therein (the "Nominees"). A copy of such letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

            If the Reporting Persons' slate of Nominees is elected to the Board of Directors of the Issuer, the Reporting Persons intend to recommend to the new Board as soon as practicable that it should evaluate management's performance and decide whether changes and/or additions to management are necessary or desirable.

            As previously disclosed in the Original Schedule 13D, the Reporting Persons were interested in (and did indicate such interest to the Issuer of) developing possible business opportunities between the Issuer and an affiliate of the Reporting Persons. On October 27, 1999, the Reporting Persons notified the Issuer of their withdrawal of any proposal for developing such possible business opportunities with the Issuer that the Reporting Persons had presented to the Issuer. There is no present intention by the Reporting Persons of initiating any such business development opportunities with the Issuer if the Nominees are elected to the Board of Directors of the Issuer.

            Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do

                        Page 2 of 19 Pages




CUSIP No. 808905103           13D
------------------------------------------------------------------------------



not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

      Exhibit 3:        Notice of Stockholder Proposal, dated
                        December 2, 1999, from the Reporting Persons to the Issuer



                        Page 3 of 19 Pages




CUSIP No. 808905103           13D
------------------------------------------------------------------------------



                                 SIGNATURE
                                 ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999


                               /s/ Randal J. Kirk
                               ---------------------------------------------
                               Randal J. Kirk


                              RJK, L.L.C.


                              By:   /s/ Randal J. Kirk
                                    ----------------------------------------
                                    Randal J. Kirk
                                    Manager


                             KIRKFIELD, L.L.C.


                              By:   /s/ Randal J. Kirk
                                    ----------------------------------------
                                    Randal J. Kirk
                                    Manager


                              THE KIRK FAMILY INVESTMENT PLAN


                              By:    /s/ Randal J. Kirk
                                    ----------------------------------------
                                    Randal J. Kirk, individually and as
                                    attorney-in-fact for each of Donna
                                    P. Kirk, Julian P. Kirk, Martin G.
                                    Kirk and Kellie Leigh Banks

                        Page 4 of 19 Pages




CUSIP No. 808905103           13D
------------------------------------------------------------------------------





                               EXHIBIT INDEX



      Exhibit
      Number                        Title                       Page
      ------                        -----                       ----
         3          Notice of Stockholder                         6
                    Proposal, dated December 2,
                    1999, from the Reporting
                    Persons to the Issuer



                        Page 5 of 19 Pages



                                                                     Exhibit 3
                                                                     ---------

December 2, 1999

Scios Inc.
820 West Maude Avenue
Sunnyvale, California 94086
Attn: Corporate Secretary

            Re:   Notice of Stockholder Proposal
                  ------------------------------

To the Secretary of Scios Inc.:

            In accordance with the purported notice requirements set forth in Article III, Section 5(c) of the Bylaws of Scios Inc. (the "Company"), notice is hereby being given that Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account (the "Plan" and, together with Mr. Kirk, RJK and Kirkfield, the "Stockholders"), intend to nominate for election as Directors at the Company's 2000 Annual Meeting of Stockholders (the "Meeting") the persons listed below (the "Nominees"). By providing this information to the Company, the Stockholders are not acknowledging the validity of the advance notice provisions of
Article III, Section 5 of the Company's Bylaws or that such notice is required to be provided by the Stockholders at this time. The Stockholders expressly reserve the right to challenge the validity of such provisions.

            Except as disclosed below, according to executed questionnaires provided to the Stockholders by each of the Nominees: (a) none of the Nominees has ever served as an officer, director or employee of the Company; (b) there are no arrangements or understandings between any Nominee and any other person pursuant to which he was selected as a Nominee to serve as a Director of the Company or with respect to any future employment by the Corporation or any future transactions to which the Company or any of its affiliates will or may be a party; and (c) none of the Nominees shall receive any form of compensation for serving in the capacity as a Director of the Company, other than any compensation currently paid by the Company to its Directors in their capacity as a Director. All of the Nominees have consented in writing to being named as a nominee for election as a Director in the proxy materials to be used in connection with the Meeting and, if elected, have consented to serving as a Director. Copies of such executed consents are being provided to the Company as part of this Notice.



                             Page 6 of 19 Pages



Scios Inc.
December 2, 1999
Page 2

      1.    (A)   Name and age:
                  ------------
                  Dr. Douglas Covington, age 64

                  Business address:
                  ----------------
                  Radford University
                  P.O. Box 6890
                  Radford, VA 24142

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  President of Radford University

            (C)   Class and number of shares of the Company beneficially owned
                  ------------------------------------------------------------
                  by such person:
                  --------------
                  None

            (D)   Description of all arrangements or understandings between the
                  -------------------------------------------------------------
                  Stockholders and the Nominee:
                  ----------------------------
                  None

            (E)   Any other information relating to the Nominee that
                  --------------------------------------------------
                  is required to be disclosed in solicitations of proxies for
                  -----------------------------------------------------------
                  election of directors or is otherwise required, in each
                  -------------------------------------------------------
                  case pursuant to Regulation 14A under the Securities
                  ----------------------------------------------------
                  Exchange Act of 1934, as amended (the "Exchange Act"):
                  -----------------------------------------------------
                  Dr. Covington currently serves as a director on the board of directors of First National Bank (FNBP).



                        Page 7 of 19 Pages



Scios Inc.
December 2, 1999
Page 3

      2.      (A) Name and age:
                  ------------
                  John H. Greist, M.D., age 60

                  Business address:
                  ----------------
                  Healthcare Technology Systems, LLC (HTS)
                  7617 Mineral Point Road, Suite 300
                  Madison, WI 53717

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  CEO of Healthcare Technology Systems, LLC (HTS)

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  None.

            (D)   Description of all arrangements or understandings between the
                  -------------------------------------------------------------
                  Stockholders and the Nominee:
                  ----------------------------
                  None.

             (E)  Any other information relating to the Nominee that is
                  -----------------------------------------------------
                  required to be disclosed in solicitations of proxies
                  ----------------------------------------------------
                  for election of directors or is otherwise required, in
                  ------------------------------------------------------
                  each case pursuant to Regulation 14A under the Exchange Act:
                  -----------------------------------------------------------
                  Dr. Greist has served as CEO of Healthcare Technology Systems, LLC (HTS) since May 1998. Between July 1992 and April 1998, Dr. Greist served as Distinguished
                  Senior Scientist, Dean Foundation for Health, Research and Education.


                        Page 8 of 19 Pages




Scios Inc.
December 2, 1999
Page 4

      3.    (A)   Name and age:
                  ------------
                  Larry D. Horner, age 65

                  Business address:
                  ----------------
                  Pacific USA Holdings Corp.
                  100 Park Avenue, 28th Floor
                  New York, NY 10017

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  Chairman of the Board of Directors of Pacific USA Holdings Corp. and director/officer of its affiliates

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  None.

            (D)   Description of all arrangements or understandings between
                  ---------------------------------------------------------
                  the Stockholders and the Nominee:
                  --------------------------------
                  None.

            (E)   Any other information relating to the Nominee that is
                  -----------------------------------------------------
                  required to be disclosed in solicitations of proxies for
                  --------------------------------------------------------
                  election of directors or is otherwise required, in each case
                  ------------------------------------------------------------
                  pursuant to Regulation 14A under the Exchange Act:
                  -------------------------------------------------

                  Mr. Horner currently serves as a director on the board of directors of each of the following public companies:
                  American General Corp., Phillips Petroleum Company, Newmark Homes Corp., Laidlaw Global Corp. and Asia Pacific Wire & Cable Corp. Ltd. Mr. Horner also currently serves as a director on the board of directors of Lotus Biochemical Corporation, with which Mr. Kirk is currently affiliated (as described under section (5) herein), and served between 1996 and 1998 as a director of the board of directors of Biological & Popular Culture, Inc., with which Mr. Kirk was affiliated (as described under section (5) herein).



                             Page 9 of 19 Pages



Scios Inc.
December 2, 1999
Page 5

      4.     (A)  Name and age:
                  ------------
                  Kurt P. Kalm, age 47

                  Business address:
                  ----------------
                  Arnhold and S. Bleichroeder, Inc.
                  1345 Avenue of the Americas
                  New York, NY

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  Senior Vice President
                  of Arnhold and S.
                  Bleichroeder, Inc.

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  None.

            (D)   Description of all arrangements or understandings between the
                  -------------------------------------------------------------
                  Stockholders and the Nominee:
                  ----------------------------
                  None.

            (E)   Any other information relating to the Nominee that is
                  -----------------------------------------------------
                  required to be disclosed in solicitations of proxies for
                  --------------------------------------------------------
                  election of directors or is otherwise required, in each case
                  ------------------------------------------------------------
                  pursuant to Regulation 14A under the Exchange Act:
                  -------------------------------------------------
                  None.



                            Page 10 of 19 Pages



Scios Inc.
December 2, 1999
Page 6

      5.    (A)   Name and age:
                  ------------
                  Randal J. Kirk, age 45

                  Business address:
                  ----------------
                  Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  Managing Director of Third Security, LLC

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  Mr. Kirk beneficially owns 2,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), as follows: 1,136,600 shares held by Mr. Kirk; 387,000 shares held by RJK; 225,000 shares held by Kirkfield; and 251,400 shares held by the Plan. Mr. Kirk has sole voting and dispositive power with respect to the 1,136,600 shares held by him, and RJK, Kirkfield and the Plan each share voting and dispositive power with Mr. Kirk with respect to their respective shares.

            (D) Description of all arrangements or understandings between the Stockholders and the Nominee: Randal J. Kirk is one of the Stockholders who is nominating the Nominees named herein.

            (E)   Any other information relating to the Nominee that is
                  -----------------------------------------------------
                  required to be disclosed in solicitations of proxies
                  ----------------------------------------------------
                  for election of directors or is otherwise required, in
                  ------------------------------------------------------
                  each case pursuant to Regulation 14A under the Exchange
                  -------------------------------------------------------
                  Act:
                  ---

                  During 1999, the Stockholders engaged in preliminary discussions with representatives of the Company concerning the possible sale to the Company of Lotus Biochemical Corporation, a company for which Mr. Kirk acts as Chairman of the Board, or parts thereof (the "Proposal"). However, on October 27, 1999, the Proposal was withdrawn by Mr. Kirk and has not been reinstated, and there is no present intention by Mr. Kirk of initiating any such Proposal if elected as a Director. Further, any

                        Page 11 of 19 Pages



Scios Inc.
December 2, 1999
Page 7

                  transactions between the Company and any Nominee or any of the Stockholders would be subject to applicable fiduciary standards, including approval by a majority of disinterested directors or other equivalent procedural safeguards.

                  In addition to the positions currently held by Mr. Kirk that are listed elsewhere in this Notice, Mr. Kirk has held the following positions during the past five years:

                  * Chairman of General Injectables & Vaccines, Inc.1 between 1994 and 1998;
                  * Chairman and CEO of Biological & Popular Culture, Inc.1 between 1996 and 1998;
                  *     Chairman of Lotus Biochemical Corporation1 since 1996;
                  *     Manager of New River Management Company, L.L.C.1
                        since 1996
                  *     Chairman of BCCX, Inc.1 since 1998;
                  *     Chairman of SFR, LLC since 1998;
                  *     Chairman of Clinical Chemistry Holdings, Inc.1 since
                        1999;
                  *     Chairman of Biopop Integration Group, Inc.
                        since 1999; and
                  *     Manager of Zhong Mei, LLC since 1999.




--------
   1Mr. Kirk is/was a director and officer of this entity and its subsidiaries and affiliates.

                        Page 12 of 19 Pages



Scios Inc.
December 2, 1999
Page 8

      6.     (A)  Name and age:
                  ------------
                  Domenic A. Sica, age 50

                  Business address:
                  ----------------
                  Virginia Commonwealth University
                  Department of Medicine of Virginia Commonwealth
                     University
                  Broad Street
                  Richmond, VA 23290-0160

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  Professor of Medicine and Pharmacology

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  None.

            (D)   Description of all arrangements or understandings
                  -------------------------------------------------
                  between the Stockholders and the Nominee:
                  ----------------------------------------
                  None.

            (E)   Any other information relating to the Nominee that
                  ---------------------------------------------------
                  is required to be disclosed in solicitations of proxies for
                  -----------------------------------------------------------
                  election of directors or is otherwise required, in
                  --------------------------------------------------
                  each case pursuant to Regulation 14A under the Exchange
                  -------------------------------------------------------
                  Act:
                  ---
                  None.



                            Page 13 of 19 Pages



Scios Inc.
December 2, 1999
Page 9

      7.    (A)   Name and age:
                  ------------
                  John P. Szlasa, age 63

                  Business address:
                  ----------------
                  Thomas Ferguson Associates
                  30 Lamdex Plaza
                  Parsippany, NJ 07054

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  President of the Conectics Group at Thomas
                  Ferguson Associates

            (C)   Class and number of shares of the Company beneficially
                  ------------------------------------------------------
                  owned by such person:
                  --------------------
                  None.

            (D)   Description of all arrangements or understandings
                  -------------------------------------------------
                  between the Stockholders and the Nominee:
                  ----------------------------------------
                  None.

            (E)   Any other information relating to the Nominee that
                  ---------------------------------------------------
                  is required to be disclosed in solicitations of
                  -----------------------------------------------
                  proxies for election of directors or is otherwise
                  -------------------------------------------------
                  required, in each case pursuant to Regulation 14A
                  -------------------------------------------------
                  under the Exchange Act:
                  ----------------------
                  None.



                            Page 14 of 19 Pages



Scios Inc.
December 2, 1999
Page 10

      8.     (A)  Name and age:
                  ------------
                  William E. Yelle, age 36

                  Business address:
                  ----------------
                  Sepracor Inc.
                  111 Locke Drive
                  Marlboro, MA 01752

                  Residence address:
                  -----------------
                  c/o Third Security, LLC
                  The Governor Tyler
                  1902 Downey Street
                  Radford, VA 24141

            (B)   Principal occupation or employment:
                  ----------------------------------
                  Vice President, Business Development of Sepracor Inc.

            (C) Class and number of shares of the Company beneficially owned by such person: None.

            (D)   Description of all arrangements or understandings
                  -------------------------------------------------
                  between the Stockholders and the Nominee:
                  ----------------------------------------
                  None.

            (E)   Any other information relating to the Nominee that
                  ---------------------------------------------------
                  is required to be disclosed in solicitations of proxies
                  -------------------------------------------------------
                  for election of directors or is otherwise required, in each
                  -----------------------------------------------------------
                  case pursuant to Regulation 14A under the Exchange Act:
                  ------------------------------------------------------

                  Prior to joining Sepracor Inc. in 1995, Mr. Yelle held positions in business development, new product planning, managed care marketing and marketing research at Pfizer, Inc. Mr. Yelle formerly worked in assay development at PB Diagnostics.



                        Page 15 of 19 Pages



Scios Inc.
December 2, 1999
Page 11

            In accordance with Article III, Section 5(b) of the Bylaws of the Company, the following information with respect to the Stockholders is also being provided to the Company:

      (i)   A brief description of the business to be brought before the
            ------------------------------------------------------------
            Meeting; reasons for conducting such business at the Meeting:
            ------------------------------------------------------------

            The election of directors will be brought before the Meeting by
            ---------------------------------------------------------------
            the Board of Directors of the Company.
            -------------------------------------

      (ii)  Name and address, as they appear on the Company's books, of the
            ---------------------------------------------------------------
            Stockholders:
            ------------

            Randal J. Kirk, RJK, L.L.C., Kirkfield, L.L.C. and The Kirk Family
            ------------------------------------------------------------------
            Investment Plan.  The address for each of the Stockholders is:
            -------------------------------------------------------------

            Third Security, LLC
            The Governor Tyler
            1902 Downey Street
            Radford, VA 24141

      (iii) The class and number of shares of the Company beneficially
            ----------------------------------------------------------
            owned by the Stockholders:
            -------------------------

            See section (5)(C) above.

      (iv)  Any material interest in the Stockholders in such business:
            ----------------------------------------------------------
            The Stockholders have no material interest in the election of directors other than as stockholders who are concerned about the future direction of the Company and the long-term potential value of the Company.

      (v)   Any other information required to be provided by the Stockholders
            -----------------------------------------------------------------
            pursuant to Regulation 14A under the Exchange Act, in their
            -----------------------------------------------------------
            capacity as proponents to a stockholder proposal:
            ------------------------------------------------

            As of the date of this Notice, the Stockholders (a) do not have information necessary to describe the methods to be employed by the Stockholders to solicit security holders; (b) have not yet employed any individuals to assist in the solicitation of security holders; and (c) do not know the total amount estimated to be spent in connection with the solicitation of security holders. The cost of any such solicitation will be borne by Mr. Kirk and his affiliates. No determination has been made by the Stockholders at this time as to whether they will seek reimbursement from the Company for the costs incurred in connection with the Stockholders' solicitation of security holders or whether the question of such

                        Page 16 of 19 Pages




Scios Inc.
December 2, 1999
Page 12

            reimbursement will be submitted to a vote of security holders. Such information will be provided to the Company as soon as it is available. For further information required by Regulation 14A, please see the information provided under section (5) above and the information contained in the Stockholders' Statement on Schedule 13D filed with the Securities and Exchange Commission on or about July 29, 1999.

            The Stockholders are unaware of any reason why any Nominee, if elected, should be unable to serve as a Director and, as previously stated, each Nominee has executed a consent to be named as a nominee for election as a Director in the proxy materials to be used in connection with the Meeting and, if elected, to serving as a Director. If any of the Nominees becomes unable or unwilling to serve, the Stockholders hereby reserve the right to substitute a new nominee in such Nominee's place prior to the Meeting or to reduce the number of Nominees seeking election. In addition, if the size of the Board is changed prior to the Meeting, the Stockholders hereby reserve the right to challenge the Company's action in making any such change as well as the right to increase or decrease the number of Nominees seeking election.

            If our slate of Nominees is elected to the Board of Directors of the Company, the Stockholders intend to recommend to the new Board as soon as practicable that it should evaluate management's performance and decide whether changes and/or additions to management are necessary or desirable.

            The Stockholders hereby reserve their right to challenge the validity of the advance notice provisions of Article III, Section 5 of the Company's Bylaws as providing for an ambiguous deadline for submission of advance notice of stockholder proposals, as well as providing for an unreasonable period of time in which notice in advance of the Company's annual meeting of stockholders was required to be provided to the Company. In addition, due to the Company's failure to file on a timely basis what we understand to be its current Bylaws with the Securities and Exchange Commission, as required, the Stockholders have been placed in a position to speculate as to whether the Stockholders are in possession of the current Bylaws of the Company and have been seriously prejudiced thereby.



                        Page 17 of 19 Pages



Scios Inc.
December 2, 1999
Page 13

                              Sincerely,


                              /s/ RANDAL J. KIRK
                              ----------------------------------------
                              Randal J. Kirk

                              RJK, L.L.C.

                              By:    /s/ RANDAL J. KIRK
                                    ----------------------------------
                                    Randal J. Kirk
                                    Manager

                              KIRKFIELD, L.L.C.

                              By:    /s/ RANDAL J. KIRK
                                    ----------------------------------
                                    Randal J. Kirk
                                    Manager

                              THE KIRK FAMILY INVESTMENT PLAN

                              By:    /s/ RANDAL J. KIRK
                                    ----------------------------------
                                    Randal J. Kirk, individually and as
                                    attorney-in-fact for each of Donna P. Kirk,
                                    Julian P. Kirk, Martin G. Kirk and Kellie
                                    Leigh Banks

                            Page 18 of 19 Pages



              FORM OF CONSENT EXECUTED BY EACH OF THE NOMINEES


CONSENT OF NOMINEE

            Do you consent to being named as a nominee for election as a director in Mr. Kirk's proxy statement to be used in connection with the Company's 2000 Annual Meeting of Stockholders, and if elected as a director, do you consent to serve? ______(Yes or No)

Signature: _____________________________  Date (mm/dd/yy)__________________



                            Page 19 of 19 Pages